FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of April 25,2007

SIGNET GROUP plc
(Translation of registrant's name into English)

15 Golden Square
London W1F 9JG
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NOTIFICATION OF TRANSACTIONS OF DIRECTORS AND PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY ("PDMR")

In accordance with Disclosure Rule 3.1.4R(1), Signet Group plc gives notice that on 24 April 2007 the following Directors and PDMRs have been granted options under the Signet Group plc US Share Option Plan 2003, the Signet Group plc
International Share Option Plan 2003 and the Signet Group plc 2005 LTIP as
follows:

US Share Option Plan
                          Option Price
                          per ordinary
                          0.9 US cents  No. of shares
Name          Status      share          under option   Date Exercisable

T Burman      Director    $2.49             2,530,119   Normally between 3 and
                                                        10 years of grant date

M Light       Director    $2.49               514,055   Normally between 3 and
                                                        10 years of grant date

W Montalto    PDMR        $2.49               226,906   Normally between 3 and
                                                        10 years of grant date

R Trabucco    PDMR        $2.49               152,609   Normally between 3 and
                                                        10 years of grant date

S Cashman     PDMR        $2.49                91,565   Normally between 3 and
                                                        10 years of grant date

International Share Option Plan 2003

                          Option Price
                          per ordinary
                          0.9 US cents  No. of shares
Name          Status      share          under option   Date Exercisable

W Boyd        Director    124.42p             409,901   Normally between 3 and
                                                        10 years of grant date

R Anderson    Director    124.42p             212,184   Normally between 3 and
                                                        10 years of grant date

S Butler      PDMR        124.42p              90,660   Normally between 3 and
                                                        10 years of grant date

T Jackson     PDMR        124.42p              86,802   Normally between 3 and
                                                        10 years of grant date

M Jenkins     PDMR        124.42p              96,447   Normally between 3 and
                                                        10 years of grant date

2005 LTIP

Name          Status       Date Exercisable

T Burman      Director     Normally between 3 and 10 years of grant date
M Light       Director     Normally between 3 and 10 years of grant date
W Boyd        Director     Normally between 3 and 10 years of grant date
R Anderson    Director     Normally between 3 and 10 years of grant date
W Montalto    PDMR         Normally between 3 and 10 years of grant date
R Trabucco    PDMR         Normally between 3 and 10 years of grant date
S Cashman     PDMR         Normally between 3 and 10 years of grant date
S Butler      PDMR         Normally between 3 and 10 years of grant date
T Jackson     PDMR         Normally between 3 and 10 years of grant date
M Jenkins     PDMR         Normally between 3 and 10 years of grant date

Vesting of the LTIP award is subject to the satisfaction over a period of three financial years of specified performance conditions.

In the event of the award vesting, one half of it will be satisfied by the grant to the director of an option, exercisable in normal circumstances for the remainder of the period of 10 years which commenced on the original grant of the award, to acquire ordinary shares in Signet Group plc for nil cost.

The number of shares to be comprised in the option will be calculated by dividing the value of one half of the award by 124.42p, the average of the middle market quotations of an ordinary share for the 3 days prior to Tuesday 24
April 2007. The value of the award that vests will depend upon the extent to which the performance conditions have been fulfilled and will also be capped by reference to a percentage of the director's basic salary at that time. The number of shares to be comprised in the option will therefore not be established until the award vests and cannot therefore be notified at this stage.

25 April 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                             By: /s/ Walker Boyd

                                                              Name: Walker Boyd
                                                                          Title: Group Finance Director

Date:   April 25, 2007